Acadia Realty Trust
1311 Mamaroneck Avenue
Suite 260
White Plains, NY 10605

April 7, 2009

VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Acadia Realty Trust Registration Statement on Form S-3 Filed on March 12, 2009 and Amended April 7, 2009 File No. 333-157886 (the “Registration Statement”)

Ladies and Gentlemen:

           In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acadia Realty Trust (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement to be concurrent with the Company’s filing of its definitive proxy statement on Schedule 14A or as soon thereafter as practicable. We anticipate the definitive proxy statement will be filed on April 9, 2009.

          In connection with this request for acceleration, the Company hereby acknowledges that:

  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offerings of the securities covered by the Registration Statement.

           It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Mark Schonberger by telephone at (212) 318-6859.

Very truly yours,

ACADIA REALTY TRUST

By:	/s/ Michael Nelsen
	Name:	Michael Nelsen
	Title:	Senior Vice President and Chief Financial
Officer